Via Facsimile and U.S. Mail
Mail Stop 03-09


May 17, 2005


David L. Eslick
President and CEO
U.S.I. Holdings Corporation

Re:	U.S.I. Holdings Corporation
	Form 10-K for the fiscal year ended December 31, 2004
      Form 10-Q for the quarterly period ended March 31, 2005
      File No. 000-50041

Dear Mr. Eslick:

      We have reviewed your filings and have the following comments.
We have limited our review of the above referenced filings to only those issues addressed. Where our comments call for disclosure, we think you should amend your documents in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for December 31, 2004 and your Form 10-Q for March 31, 2005, and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Management Overview

Primary Financial Measures, page 16

1. We note that you have included in your disclosures a caption for
EBITDA, EBITDA margin, and Cash earnings per share. We believe these measures are considered non-GAAP measures that must comply with Item
10(e) of Regulation S-K. We note that by excluding certain recurring items to determine these amounts has the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-
GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that amounts excluded have the following attributes:

* There is a past pattern of these items occurring in each reporting period;
* The financial impact of this item will not disappear or become immaterial in the future; and
* There is no unusual reason that the company can substantiate to identify the special nature of this item.

These attributes raise significant questions about management`s assertions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10(e)
of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on
June 13, 2003. As it appears that you have not adequately disclosed the usefulness or the appropriateness of these measures as required
Item 10 of Regulation S-K, please remove all references to these measures.

Contractual Obligations, pages 36-37

2. It does not appear that you included interest to be paid on the long-term debt within this table. Please revise the table to include such interest payments. Refer to Item 303(a)(5) of Regulation S-
K.



Financial Statements

2.  Acquisitions, pages F-13 - F-14

3. Please explain to us how your practice used to determine the value of common shares issued for acquisitions complies with GAAP. Also clarify what is meant by "the effective date of the acquisition." Please include any references to the specific paragraphs within that literature that supports this treatment.

7.  Redeemable Securities

Common Stock, pages F-19 - F-20

4. Please explain to us how the application of SFAS 150 resulted in the reclassification of a security previously outside of equity to within equity. Include the specific cites within that literature that support this treatment.

15. Contingencies, page F-29

5. This note discusses several pending lawsuits and inquiries and you state that you cannot estimate a range of possible losses. When you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate and please include a discussion of what is being sought in those proceedings. In accordance with SFAS 5 and SAB 92 disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or a disclosure that such an estimate cannot be made is required for each matter discussed. Such range at a minimum should include what the other party in the lawsuit is seeking.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at 202-551-
3656
or James R. Atkinson, Accounting Branch Chief, at 202-551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.


								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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David L. Eslick
U.S.I. Holdings Corporation
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